Via Facsimile and U.S. Mail
Mail Stop 6010

October 27, 2006

Mr. Alan M. Bennett
Senior Vice President and CFO
Aetna, Inc.
151 Farmington Avenue
Hartford, CT 06156

        Re: Aetna, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 1, 2006
               File No. 1-16095

Dear Mr. Bennett:

We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Joseph Roesler
        Accounting Branch Chief